UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-28032

Patapsco Bancorp, Inc.

(Exact name of registrant as specified in its charter)

1301 Merritt Boulevard, Dundalk, Maryland 21222 (410) 285-1010

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* The Registrant is relying on Sections 12(g)(4) and 15(d) of the Securities Exchange Act of 1934, as amended by Section 601 of the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to the above-referenced common stock.

Approximate number of holders of record as of the certification or notice date: 387

Pursuant to the requirements of the Securities Exchange Act of 1934, Patapsco Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 10, 2012	By:	/s/ Michael J. Dee
Michael J. Dee President and Chief Executive Officer